Unit 2901, 29F, Tower C Beijing Yintai Centre No. 2 Jianguomenwai Avenue Chaoyang District, Beijing 100022 People’s Republic of China Phone: 86-10-6529-8300 Fax: 86-10-6529-8399 Website: www.wsgr.com	中国北京市朝阳区建国门外大街2号 银泰中心写字楼C座29层2901室 邮政编码: 100022 电话: 86-10-6529-8300 传真: 86-10-6529-8399 网站: www.wsgr.com

April 20, 2021

VIA EDGAR

Mr. Robert Shapiro

Mr. Lyn Shenk

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             Bright Scholar Education Holdings Limited

Response to the Staff’s Comments on

Form 20-F for the Fiscal Year Ended August 31, 2020 (File No. 1-38077)

Dear Mr. Shapiro and Mr. Shenk,

On behalf of our client, Bright Scholar Education Holdings Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 6, 2021 on the Company’s Form 20-F for the fiscal year ended August 31, 2020 and filed on December 23, 2020 (the “2020 Form 20-F”).

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used but not otherwise defined herein have the meanings set forth in the 2020 Form 20-F.

Form 20-F for the Fiscal Year Ended August 31, 2020

Item 15. Controls and Procedures
Management’s Annual Report on Internal Control over Financial Reporting, page 139

1.              We note the identification of a “significant deficiency” in your ICFR due to “insufficient review of underlying supporting journal entries and account reconciliations due to a lack of segregation of duties in certain acquired overseas businesses.” Tell us how you reached the conclusion that this was a significant deficiency and not a material weakness. Further, please describe how the compensating controls were sufficient to remediate the significant deficiency at August 31, 2020. Please refer to Item 15(b) of Form 20-F.

The Company respectfully advises the Staff that the significant deficiency is related to one of the Company’s overseas business units that is primarily engaged in the operation of schools and language learning centers and represents approximately 19.8%, -16.9% and 17.8% of the Company’s revenue, net profit, and total assets, respectively.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

威尔逊 • 桑西尼 • 古奇 • 罗沙迪律师事务所

AUSTIN    BEIJING    BOSTON    BRUSSELS    HONG KONG    LONDON    LOS ANGELES    NEW YORK    PALO ALTO
SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

The deficiency arose from the insufficient review over the underlying data supporting journal entries and account reconciliations related to the monthly closing process, due to the relatively small size of the finance team in this component.

In evaluating the severity of the deficiency, the Company has considered the following:

Nature of operation and transactions:

This overseas business unit is engaged in the operations of schools and learning centers, whose operations are relatively stable month over month.  Revenue is recognized on a straight-line basis over the school year. The operating costs, which primarily consist of staff costs and rental expenses for schools and learning facilities, and are fairly fixed and consistent month over month.  As a result, the variability to its financial performance or significant fluctuations in revenue, cost of revenue or operating expenses would be easily identified and subject to scrutiny by the Company’s management.  Prior to the Company’s acquisition in fiscal year 2019, the overseas business unit was privately-owned.  During fiscal year 2020, the Company planned to establish a UK-based shared service center to unify the overseas business operation, and to enhance and revise the design of information technology (“IT”) applications and the internal control policies and procedures.  However, such plan was disrupted and delayed by the COVID-19 pandemic.

All corporate finance functions, i.e., investing and acquisitions and fund raising, are centralized at the Company’s head office in China, and limited investing or financing transactions are engaged at the overseas business level.  There were neither material transactions nor complex accounting issues during fiscal year 2020 for the overseas business level, except for the adoption of ASC 842.  Such adoption was led by the Company’s head office in China.

The nature of the transactions processed at the overseas businesses is routine and non-complex, and such transactions were primarily related to the receipts of tuition fees and payment of expenditures, including employee costs, rental expenses and other daily operating expenses.  Such routine transactions are prepared and reviewed by experienced accounting personnel (“General Accounting Team”) in which appropriate segregation of duties are in place.

However, monthly closing related journal entries of the overseas businesses, mainly including amortization of revenue (as consideration is received in advance and revenue recognized on a monthly basis over the service period), depreciation and amortization of fixed assets and ROU assets, and expense accruals, are prepared and posted by the oversea business unit’s financial manager, where the preparer and reviewer for such transactions are the same person.  As part of the overseas business unit’s monthly closing process, the business unit financial manager prepares the account reconciliations of the overseas businesses, which mainly includes bank reconciliation, accounts receivables and accounts payables reconciliation, revenue amortization schedule, disbursement listing and fixed assets registers.  The preparation mainly involves verification with the underlying data.

Compensating controls:

As part of the Company’s oversight of its overseas operations, the head of finance for the overseas segment, along with the segment finance team at the head office in China, periodically reviews the monthly profit and loss financial information and the quarterly reporting package (which includes reconciliations of material account balances and quarterly consolidated financial schedules) of the overseas business units.  The Company considers that the review controls at the head office in China serves as compensating controls that mitigate certain risks associated with the deficiency identified.  The head of finance is responsible for the overseas finance, including financial planning and analysis (budgeting), accounting and reporting, tax planning and corporate finance.  As part of his role, the head of finance actively participates in the operations of the overseas business units in which a bi-weekly meeting is held between the head of finance and the local overseas management team which provides him with in-depth knowledge of the operational and financial performance of the business units.

1)             On a monthly basis, the head of finance reviews the management account of the overseas business.  The review includes a profit and loss financial information of the non-consolidated management accounts for each reporting units with the current month and year-to-date information compared with the corresponding periods in the prior year and the budgeted information.  The material accounts, such as revenue, cost of revenue, and expenses, are further disaggregated by the nature.  The head of finance reviews the variance analysis on these management accounts of each business units, and questions would be raised to each reporting unit on exception and/or unusual trend.  Historically, through this review, certain errors were detected by the review due to the incorrect allocation of cost and the incomplete accrual of expenses.

2)             On a quarterly basis, a quarterly reporting package of the overseas business is submitted to and reviewed by the head of finance for the overseas segment, along with the segment finance team located in China.  The quarterly reporting package includes the financial analytical review for balance sheet and profit and loss accounts, bank reconciliations, and material account reconciliations.  For each overseas reporting unit, the head of finance for the overseas segment, along with the segment finance team, performs a detailed review of the financial information of the business unit, including financial analytical review of each business unit and reconciliations of material account balances on both profit and loss and balance sheet accounts.  The financial analytical review schedule includes a comparison of the quarterly and year-to-date account balances compared against the same periods in prior year and budgeted amounts along with certain operational data such as student attendance/enrollment information.  Given the routine nature and the predictability of the overseas business unit’s operation, a significant variance can be detected through periodic financial analytical review.  In addition, the head of finance is in regular discussions with the overseas business unit management team, and he is knowledgeable with the operations of the business units to assess the reasonableness of the financial results with the operational trends.  In addition,  the head of finance reviews the account reconciliations of the bank accounts, accounts receivables, accounts payable, fixed assets registers, revenue amortization schedule and expense accrual of the overseas business unit, comparing the reconciliation prepared by the overseas finance manager against the accounts subledger details from the General Accounting Team to mitigate the issue of segregation of duties.

Potential impact

The magnitude of a financial statement misstatement resulting from this deficiency would reasonably be expected to be more than inconsequential, but less than material for the following reasons:

i)                                         While there is a lack of appropriate segregation of duties at the business unit level at the monthly closing process, such risk is mitigated through the monthly and quarterly reviews of the financial information of the overseas business units at the head office in China;

ii)                                      Routine transactions within the Company’s overseas business unit are predictable and non-complex, in which appropriate segregation of duties are in place for routine transactions to prevent the risk of material error;

iii)                                   Given the nature of the business and the predictive nature of the account balances, especially around the revenue, cost of revenue, and expense accounts, material variances can be easily identified by the reviewer through the financial analytical reviews; and

iv)                                  The Company and its independent auditors have not identified material errors or incidence of management override of control during the audit of the fiscal year 2020 financial statements.

Conclusion

In assessing the severity of the deficiency identified, 1) the overseas business represents approximately 19.8% of the Company’s total revenue, 2) the risk of potential material misstatement at the business unit is relatively low given its predictive nature in the financial performance, 3) the effectiveness of the compensating controls in detecting certain misstatement, and 4) the lack of material errors identified by the Company’s independent auditors that would otherwise not be detected by the Company’s internal controls, the Company concluded that the deficiency is not a material weakness.  However, considering the nature of the deficiency and its potential implication to the financial statements, the Company determined that the control deficiency merits the attention of the audit committee and assessed the issue to be a significant deficiency at the overseas business unit level.

During fiscal year 2020, the Company planned to establish a UK-based shared service center to unify the business operation processes across the oversea schools,  enhance and improve the design of the internal control process, and migrate to apply IT applications and procedures for certain financial reporting process to remediate the significant deficiency.  However, such plan was disrupted and delayed as a result of the COVID-19 pandemic.  The Company expects to continue to carry out the above plan during fiscal year 2021.

Consolidated Financial Statements, page F-3

2.              Please adjust the formatting of your balance sheets, statements of shareholders’ equity, and statements of cash flows so that the font size is increased to a legible size. Please make similar formatting adjustments to various tables presented elsewhere in your filing as necessary.

In response to the Staff’s comment, the Company will adjust the formatting and font size of the relevant schedules on the financial statements in future filings.

Notes to Consolidated Financial Statements
Note 15. Leases
Impairment loss on operating lease right-of-use assets, page F-38

3.              Please explain your consideration of potential impairment losses to operating lease right-of-use assets for other overseas language learning centers (centers) in addition to the four closed centers in the U.S in 2020. In your response, please describe how these overseas centers have been impacted by the COVID-19 pandemic regarding closures and operating restrictions, and whether you hold operating leases for these centers. Refer to ASC 842- 20-35-9 through 35-11 and ASC 360-10-35.

The Company respectfully advises the Staff the Company’s consideration as below:

The overseas language learning centers were acquired during the 2019 fiscal year. The Company holds operating lease right-of-use (“ROU”) assets for its ten overseas language learning centers in the United States (“U.S.”), United Kingdom (“UK”) and Canada, which amounted to approximately RMB80.8 million and represented 4.1% of balance of ROU assets before impairment as of August 31, 2020.  Since the acquisition, the Company has continued to monitor the performance of the language learning services and conducted market research and business analysis on its competitive position in the market.  The COVID-19 pandemic has further adversely affected the financial performance and results of operations of the learning centers in various aspects, including the fact that: 1) a number of enrolled students have opted to return to their home countries during the COVID-19 pandemic; 2) new students tended to delay their overseas studies, resulting in a decline of student enrollment by approximately 56% compared to pre-COVID 19; and 3) the learning centers were temporarily closed due to local authority guidance.  Although the Company has quickly shifted to online courses during the temporary closure of the learning centers, the COVID-19 pandemic has still adversely affected its financial performance and results of operations of fiscal year 2020 and impairment assessment is performed in accordance with ASC 842-20-25-9.

Learning Centers in the U.S.

The Company used to operate four language learning centers in the U.S. These learning centers operated at a relatively low margin prior to the Company’s acquisition of the business in the fourth quarter of fiscal year 2019.  In the fourth quarter of fiscal year 2020, in light of the general performance of these language learning centers, the market condition and operating performance amidst the COVID-19 pandemic, the Company determined to re-strategize its overseas operation and close all four language learning centers in the U.S. market.  Accordingly, an impairment assessment was performed in accordance with ASC 360-10-35.  In relation to these four closed language learning centers in the U.S., the Company determined the fair value of the ROU assets based on the discounted value of estimated future cash flows for each individual lease including cash flows related to future subleases, if any.  As of August 31, 2020, certain leases in these four U.S. language learning centers were being sublet while the remaining leases not sublet had remaining lease term ranging from 44 to 61 months.  The Company has actively reached out to potential tenants after the decision to close these centers and received sublease proposals after the year end.  For those leases that have not been sublet, a probability-weighted approach was applied in considering the likelihood of different possible outcomes to cover the full lease term, when determining the fair value of each these lease assets.  Accordingly, the Company recognized impairment loss for all the ROU assets in the U.S. in the amount of approximately RMB12.8 million in the fiscal year 2020.

Learning Centers in other countries

In light of the negative impact from the pandemic described above, the Company evaluated the recoverability of the ROU assets of these six centers in the UK and Canada by comparing the estimated undiscounted future cash flows associated with each of ROU assets against their carrying amount.  The estimation of undiscounted future cash flows mainly considered the financial performance of the learning centers, the estimate of the extent and the timing of recovery of the business given the COVID-19 pandemic.  Given the development of the vaccine and the lack of significant adverse events or change of circumstances going forward, the Company estimated the recovery of its operations to the pre-COVID-19 level by the fiscal year 2022. Based on the forecasted cash flow, the Company has determined that the estimated undiscounted future cash flow exceeds the carrying value of the ROU assets and no impairment was required as of August 31, 2020.

Latest update

The ROU assets after the impairment were approximately RMB68 million as of August 31, 2020. As of August 31, 2020 and the filing date of the 2020 Form 20-F, two language learning centers, one in UK and the other in Canada, were re-opened to offer in-person lessons whereas the remaining language learning centers continued to be closed due to restrictions by local authorities, in which online courses were offered to the students as alternative measures. Subsequently, further closures were instructed by the local authorities and online lessons continue to be offered to the students. Furthermore, since March 2021, the learning centers have gradually resumed the delivery of in-person lessons in accordance with local authorities’ guidance. As of March 31, 2021, three language learning centers, one in UK and the other two in Canada, were re-opened to offer lessons in-person whereas the remaining three language learning centers continued to be closed.  Given the uncertainties arising from the pandemic, the Company continues to monitor the impact from the COVID-19 pandemic on its business and the financial statements.

***

The Company understands and acknowledges that the Company and its management are responsible for the accuracy and adequacy of the Company’s disclosures, notwithstanding any review, comments, action, or absence of action by the Staff.

If you have any questions regarding the 2020 Form 20-F, please contact the undersigned by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com.

Very truly yours,

/s/ Dan Ouyang
Dan Ouyang

cc:

Dongmei Li, Chief Financial Officer, Bright Scholar Education Holdings Limited